SEC FILE NUMBER
1-14279
CUSIP NUMBER
685564106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):    ☐    Form 10-K    ☐    Form 20-F    ☐    Form 11-K   ☑   Form 10-Q    ☐    Form 10-D   ☐    Form N-SAR
☐    Form N-CSR

For Period Ended: September 30, 2006
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Orbital Sciences Corporation

Full Name of Registrant

Former Name if Applicable
21839 Atlantic Boulevard

Address of Principal Executive Office (Street and Number)
Dulles, Virginia 20166

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously announced by Orbital Sciences Corporation (the “Company”) in a press release included on a Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on October 27, 2006 (the “Release”), the Company initiated a voluntary review of its historical stock-based compensation practices and related accounting during the third quarter of 2006. The Company stated in the Release that the financial results reported on that date did not take into account the non-cash adjustments that the Company expected to record in connection with the completion of the review, and that such results should be considered preliminary until the Company files its Form 10-Q for the quarter ended September 30, 2006. The Company continues to believe, as it stated in the Release, that such adjustments will not be material to the Company’s financial results that it reported on October 27, 2006. The Company’s review is described in greater detail under Part IV below.
While the Company’s review is essentially complete, the Company will be unable to file its quarterly report on Form 10-Q for the quarter ended September 30, 2006 by the report’s prescribed due date. The Company currently anticipates that it will file its 2006 third quarter 10-Q on or before November 14, 2006, although no assurance can be given.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Susan Herlick	703	406-5000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As discussed above, the Company initiated a voluntary review of its historical stock-based compensation practices and related accounting during the third quarter of 2006. In connection with the review, the Company’s Board of Directors established a special committee to conduct a review of stock option and restricted stock unit grants and related procedures dating from the time of the Company’s initial public offering in 1990 to the present. The special committee is being assisted by independent legal counsel and accounting consultants. This Company-initiated review is essentially complete and the special committee has concluded that there was no fraud or intentional misconduct in its past stock-based compensation practices.
The Company has determined that incorrect accounting measurement dates were used for a number of grants. Accordingly, the Company expects to adjust prior period financial statements to record non-cash compensation expenses that should have been recorded with respect to the misdated options. Although no assurance can be given, based on the Company’s current analysis and assessment, the Company does not expect that such adjustments will be material to any of its current financial statements for periods subsequent to the year ended December 31, 2000. Since the adjustments to the current financial statements are not expected to be material, the Company does not expect to file any amended Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K for prior periods. The revised prior period financial statements will be reported when the Company files its third quarter 2006 Form 10-Q and 2006 Form 10-K. The Company expects to record pre-tax compensation charges of approximately $300,000 in 2006, a total of about $2.5 million in the five-year period 2001 through 2005 and a total of about $11.5 million for all periods prior to 2001.
The Company is in the process of assessing the impact of this matter on its system of internal controls. The Company expects to provide further details with respect to the special committee’s review in the third quarter 2006 Form 10-Q, which the Company currently anticipates filing no later than November 14, 2006, although no assurance can be given.
*      *       *
Certain statements in this Form 12b-25 may be forward-looking in nature or “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, trends and uncertainties that could cause the actual results or performance of the Company to be materially different from the forward-looking statement. Uncertainty surrounding factors such as continued government support and funding for key space and defense programs, product performance and market acceptance of products and technologies, the outcome of the government investigation, the outcome of the review of stock-based compensation by the special committee of the Board of Directors, as well as other risk factors and business considerations described in the company’s SEC filings, including its annual report on Form 10-K, could impact the Company’s actual financial and operational results. The Company assumes no obligation for updating the information contained in this Form 12b-25.

Orbital Sciences Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 13, 2006	By	/s/ David W. Thompson
Chairman and Chief Executive Officer